JOINT FILING AGREEMENT

THIS JOINT FILING AGREEMENT (this “Agreement”) is made and entered into as of this 7th day of June, 2010, by and among Robert R. Schiller and Schiller Gregory Investment Company, LLC.

The parties to this Agreement hereby agree to prepare jointly and file timely (or otherwise to deliver as appropriate) all filings on Schedule 13D and Schedule 13G (the “Filings”) required to be filed by them pursuant to Section 13(d) or 13(g) under the Securities Exchange Act of 1934, as amended, with respect to their respective ownership of the Common Stock of Clarus Corporation that are required to be reported on any Filings. Each party to this Agreement further agrees and covenants to the other parties that it will fully cooperate with such other parties in the preparation and timely filing (and other delivery) of all such Filings.

SCHILLER GREGORY INVESTMENT COMPANY, LLC

By:	/s/ Robert R. Schiller
Name:	Robert R. Schiller
Title:	Sole Manager

/s/ Robert R. Schiller
Robert R. Schiller